JOINT PRESS RELEASE
                            from
CalEnergy Company, Inc.                     Edison Mission
Energy

                    FOR IMMEDIATE RELEASE

CalEnergy Company, Inc.
David L. Sokol - Chairman and Chief Executive Officer 402-
341-4500
John G. Sylvia - Senior Vice President, Chief Financial
Officer                                       402-341-4500
Dale R. Schuster - Vice President, Administration 402-341-
4500

Edison Mission Energy
James V. Iaco, Jr. - Senior Vice President, Chief Financial
Officer                                       714-798-7826

CalEnergy Signs Agreement to Acquire Edison Mission Energy's
       Interest in Four Operating Geothermal Projects

OMAHA, NEBRASKA and IRVINE, CALIFORNIA, March 28, 1996 --- CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) and Edison Mission Energy ("EME") announced today that they have executed a definitive agreement for the purchase by CalEnergy of the remaining 50% interest which CalEnergy did not own in four of CalEnergy's geothermal operating facilities in the Imperial Valley, California, for a cash purchase price of $70 million. CalEnergy will purchase four wholly-owned subsidiaries of EME which hold the remaining 50% partnership interests in the Vulcan (34 net MW), Hoch (Del Ranch) (38 net MW), Leathers (38 net MW) and Elmore (38 net MW) projects. The purchase is subject to Hart-Scott-Rodino clearance by the Federal Trade Commission and Department of Justice which is expected to be obtained within the next 30 days.

CalEnergy Company, Inc., a leading independent power producer, is an international developer, owner and operator of environmentally responsible power generation facilities.
Its thirteen operating facilities produce 575 net MW of power, with 690 net MW under construction and in excess of 1,400 net MW currently under award or contract.

Edison Mission Energy specializes in the development, acquisition, construction, management and operation of independent power production facilities. As one of the world's leading developers, Edison Mission Energy's investments include 58 projects totaling nearly 9,000 megawatts of generation capacity that are in operation or under construction worldwide. Edison Mission Energy is a subsidiary of Edison International, which also owns Southern California Edison Company, one of the largest electrical utilities in the United States; Edison Capital, a leading provider of capital and financial services to the energy sector; Edison EV, a provider of electric vehicle support facilities; and Edison Source, which offers environmental solutions related to energy efficiency, air quality, water treatment and energy marketing.

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